Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Three and Six months ended November 30, 2010
(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and six months ended November 30, 2010.

MEDICURE INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	November 30, 2010	May 31, 2010

Assets
Current assets:
Cash	$307,863	$371,262
Accounts receivable (Note 5)	380,633	390,923
Inventories (Note 6)	475,974	550,975
Prepaid expenses	279,594	176,280

	1,444,064	1,489,440

Property and equipment (Note 7)	60,498	68,752
Intangible assets (Note 8)	3,995,728	4,414,882

	$5,500,290	$5,973,074

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$717,863	$1,320,185
Accrued interest on long-term debt (Note 9)	6,860,277	5,469,343
Long-term debt (Note 9)	23,761,917	24,140,199

	31,340,057	30,929,727

Shareholders’ deficiency:
Capital stock (Note 10(b))	116,014,623	116,014,623
Warrants (Note 10(d))	8,108,600	9,065,720
Contributed surplus	5,093,078	4,044,810
Deficit	(155,056,068)	(154,081,806)

	(25,839,767)	(24,956,653)
Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 11)

	$5,500,290	$5,973,074

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian dollars)
(Unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Nov 30, 2010	Nov 30, 2009	Nov 30, 2010	Nov 30, 2009

Revenue
Product sales, net	$802,409	$977,297	$1,632,614	$1,918,257

Expenses
Cost of goods sold, excluding amortization	36,408	55,324	75,002	109,108
Selling, general and administrative (Note 12)	555,830	1,068,431	1,266,336	2,842,050
Research and development (Note 11(a))	106,511	81,398	236,307	270,656
Investment tax credits	-	-	-	(306,692)
Write-down of intangible assets	-	-	5,974	-
Amortization	225,632	218,783	453,195	448,535

	924,381	1,423,936	2,036,814	3,363,657

Loss before the undernoted	(121,972)	(446,639)	(404,200)	(1,445,400)

Other expenses (income):
Interest and other	(152)	(4,210)	(179)	(5,810)
Recovery of research costs	(400,000)	-	(400,000)	-
Interest expense	795,385	814,757	1,624,412	1,654,248
Foreign exchange (gain) loss, net	(1,246,102)	(1,080,967)	(654,171)	(1,008,060)

	(850,869)	(270,420)	570,062	640,378

Income (Loss) and comprehensive income (loss) for the period	728,897	(176,219)	(974,262)	(2,085,778)

Basic and diluted earnings (loss) per share	$0.01	$(0.00)	$(0.01)	$(0.02)

Weighted average number of common shares used in computing basic and diluted earnings (loss) per share	130,307,552	130,307,552	130,307,552	130,307,552

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statements of Shareholders’ Equity (Deficiency)
(Expressed in Canadian dollars)
(Unaudited)

	Six months ended	Six months ended
	November 30, 2010	November 30, 2009

Capital stock:
Balance, beginning of period	$116,014,623	$116,014,623

Balance, end of period	116,014,623	116,014,623

Warrants:
Balance, beginning of period	9,065,720	9,065,720
Warrants expired during period	(957,120)	-

Balance, end of period	8,108,600	9,065,720

Contributed surplus:
Balance, beginning of period	4,044,810	3,921,998
Stock-based compensation	91,148	84,236
Warrants expired during period	957,120	-

Balance, end of period	5,093,078	4,006,234

Deficit:
Balance, beginning of period	(154,081,806)	(148,549,300)
Loss and comprehensive loss for the period	(974,262)	(2,085,778)

Balance, end of period	(155,056,068)	(150,635,078)

Shareholders’ deficiency	$(25,839,767)	$(21,548,501)

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Nov 30, 2010	Nov 30, 2009	Nov 30, 2010	Nov 30, 2009

Cash provided by (used in):

Operating activities:
Loss and comprehensive loss for the period	$728,897	$(176,219)	$(974,262)	$(2,085,778)
Adjustments for:
Amortization of property and equipment	5,172	7,800	10,041	17,351
Amortization of intangible assets	220,573	210,927	443,153	431,129
Amortization of deferred debt issue expense	50,260	49,581	100,692	98,897
Accretion of long-term debt	-	53,014	-	133,383
Stock-based compensation	39,515	42,118	91,148	84,236
Write-down of intangible assets	-	-	5,974	-
Unrealized foreign exchange (gain) loss	(1,202,727)	(962,583)	(608,606)	(963,123)
Change in the following:
Accounts receivable	(647)	356,886	10,289	(57,272)
Inventories	36,408	(237,433)	75,001	(187,132)
Prepaid expenses	(157,101)	79,468	(103,314)	186,295
Accounts payable and accrued liabilities	(459,533)	(336,171)	(602,323)	(411,887)
Accrued interest on long-term debt	745,124	650,473	1,523,720	1,448,333

	5,941	(262,139)	(28,487)	(1,305,568)

Investing activities:
Proceeds on sale (acquisition) of property and equipment, net	(1,787)	-	(1,787)	3,171
Acquisition of intangible assets	(15,911)	(47,263)	(29,973)	(47,263)

	(17,698)	(47,263)	(31,760)	(44,092)

Financing activities:

	-	-	-	-

Foreign exchange gain (loss) on cash held in foreign currency	(6,227)	-	(3,157)	-

Decrease in cash and cash equivalents	(17,984)	(309,402)	(63,404)	(1,349,660)
Cash and cash equivalents, beginning of period	325,846	938,467	371,267	1,978,725

Cash and cash equivalents, end of period	$307,862	$629,065	$307,863	$629,065

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of operations and going concern:

Medicure Inc. (the Company) is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. The Company has rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT® , a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

The Company’s primary ongoing research and development activity is the development and implementation of a new brand and life cycle management strategy for AGGRASTAT® . The Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia ("TD"). This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions. The Company is also pursuing licensing opportunities for its library of small molecule anti thrombotic drugs.

These Interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations that it does not have the ability to repay without refinancing or restructuring. At November 30, 2010, the Company was in default of the terms of its long-term debt financing obligations, and continues to be in default. Under an event of default, the lender can exercise its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at November 30, 2010 (note 9).

The Company has experienced a loss of $974,262 and negative cash flows from operations of $28,487 in the six months ending November 30, 2010, and has accumulated a deficit of $155,056,068 as at November 30, 2010. The Company continues to monitor staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. The Company is in ongoing discussions with its senior lender to restructure its debt. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. Therefore the ability of the Company to execute on its operating plan and/or obtain additional capital is likely to be contingent on having collaborative relationships with its senior lender. The Company is currently evaluating expressions of interest regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company, and may also consider conversion of all or a portion of its long term debt into equity instruments or other arrangements involving the Company's assets. Such transactions, if completed, could have a significant dilutive effect on existing shareholders. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were notappropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would benecessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended May 31, 2010.

3.	Recent accounting pronouncements not yet adopted

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting Section 1582 also must adopt Sections 1601 and 1602 at the same time.

Section 1582 requires business acquisitions to be measured at fair value on the acquisition date, acquisition-related costs to be expensed, gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 requires that non-controlling interest be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. Section 1582 will apply to any business combinations in the period following adoption. The Company is in the process of assessing the impact of adoption of Section 1601 and Section 1602 on its financial statements.

4.	Convergence to International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating for fiscal years beginning on or after January 1, 2011. The Company's first year end under IFRS will be May 31, 2012. The transition date for the Company will be June 1, 2011 and will require restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011.

The Company is in the process executing its implementation plan which identifies key activities to occur leading up to the changeover. The Company is nearing completion of detailed gap assessment of the current differences between Canadian GAAP and IFRS applicable to the Company. A summary analysis indicates that in most cases, the Company would opt for a prospective application when the choice is available. The Company needs to finalize its accounting policy choices within IFRS and assess its elective options under first-time adoption of IFRS. The Company is nearing completion of necessary scoping and diagnostic activities and continues to analyze certain aspects related to the current Canadian GAAP to IFRS conversion, and is in the process of developing mock financial statements in accordance with IFRS standards.

5.	Accounts receivable:

	November 30, 2010	May 31, 2010

Trade accounts receivable	$366,499	$375,228
Interest receivable	75	54
Other	14,059	15,641

	$380,633	$390,923

As at November 30, 2010, the trade accounts receivable consists of amounts owing from three customers which represent approximately 94 percent (May 31, 2010 - 90 percent) of trade accounts receivable.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

6.	Inventories:

	November 30, 2010	May 31, 2010
Raw materials and packaging materials	$120,035	$120,035
Finished goods	355,939	430,940
	$475,974	$550,975

During the six months ending November 30, 2010, the Company wrote-off unusable inventory of nil (November 30, 2009 - nil). Inventory expensed as part of cost of goods sold during the six months ended November 30, 2010 was $75,002 (November 30, 2009 - $100,602).

7.	Property and equipment:

		Accumulated	Net book
November 30, 2010	Cost	amortization	value

Computer equipment	$37,916	$17,968	$19,948
Furniture, fixtures and equipment	136,851	96,301	40,550

	$174,767	$114,269	$60,498

		Accumulated	Net book
May 31, 2010	Cost	amortization	value

Computer equipment	$36,377	$13,704	$22,673
Furniture, fixtures and equipment	136,429	90,350	46,079

	$172,806	$104,054	$68,752

8.	Intangible assets:

	Cost, net of	Accumulated	Net book
November 30, 2010	impairments	amortization	value

Patents	$8,888,474	$5,681,035	$3,207,439
Trademarks	1,542,010	870,829	671,181
Customer list	270,784	153,676	117,108

	$10,701,268	$6,705,540	$3,995,728

	Cost, net of	Accumulated	Net book
May 31, 2010	impairments	amortization	value

Patents	$8,872,044	$5,304,021	$3,568,023
Trademarks	1,534,440	814,610	719,830
Customer list	270,784	143,755	127,029

	$10,677,268	$6,262,386	$4,414,882

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

8.	Intangible assets (continued):

As part of its ongoing review of all intellectual property, the Company recorded an impairment write-down of $5,974 (November 30, 2009 - nil). The Company also reviewed the remaining intangible assets for impairments as at November 30, 2010 and has determined no further write-downs were necessary.

As described in Note 9, certain intangible assets are pledged as security against long-term debt.

9.	Long-term debt:

	November 30, 2010	May 31, 2010
Birmingham long-term debt	$23,761,917	$24,140,199
Current portion of long-term debt	(23,761,917)	(24,140,199)
	$-	$-

Principal repayments to maturity by fiscal year are as follows:

2012	$852,623
2013	1,781,652
2014	2,555,554
2015	3,487,791
2016	4,605,733
Thereafter	12,376,647

25,660,000
Less deferred debt issue expenses (net of accumulated amortization of $660,530)	(1,898,083)

$23,761,917

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham receives payments based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT ®revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt.

As at November 30, 2010, the Company was in default of the terms of its debt financing obligations and continues to be in default. The current portion of the minimum payments that are past due included in the accrued interest on long-term debt is $4,796,080, or US$4,672,721 (May 31, 2010 - US$4,339,659). Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; US$2,063,280 was originally due on July 15, 2010, US$168,085 was originally due October 15, 2010, and US$164,977 was originally due January 15, 2011. The debt agreement contains no express provisions to accelerate debt payments in an event of default, however under the agreement the lender can exercise its security rights at any time while in default. Accordingly, for financial reporting purposes, based on the guidance in “EIC-59 Long Term Debt With Covenant Violations”, the outstanding long term debt of US$25 million that is in default has been classified as a current liability as at November 30, 2010 (see Note 1).

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

9.	Long-term debt (continued):

As disclosed in (Note 10(d)), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at CDN$809,344 based on the fair value of the options at the date of issue using the Black-Scholes option pricing model. The warrants have been recorded in shareholders’ equity and the Company recorded a long-term debt liability of CDN$24,213,256. The Company also incurred debt issuance costs of CDN$1,727,902, which it has recorded as a discount on the debt. The imputed effective interest rate is 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 (products that contains P5P) within six months after MC-1’s commercialization, if achieved. Upon conversion to MC-1, Birmingham would be entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham’s participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), all intellectual, proprietary and other rights (including without limitation to contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As of November 30, 2010, the estimated fair value of the termination options is nil.

10.	Capital stock:

(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2009	130,307,552	$116,014,623
Balance, May 31, 2010	130,307,552	116,014,623
Balance, November 30, 2010	130,307,552	$116,014,623

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

10.	Capital stock (continued):

	(c)	Options:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

Changes in the number of options outstanding during the six months ended November 30, 2010 and 2009 are as follows:

	November 30, 2010		November 30, 2009

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	5,032,192	$0.71	7,272,807	$0.57
Forfeited, cancelled or expired	(565,000)	0.76	(310,600)	0.19

Balance, end of period	4,467,192	$0.70	6,962,207	$0.59

Options exercisable, end of period	4,158,016		3,717,305

Options outstanding at November 30, 2010 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.03 - $1.00	3,260,025	7.42 years	$0.33	2,950,849
$1.01 - $1.71	1,207,167	5.41 years	$1.66	1,207,167

$0.03 - $1.71	4,467,192	6.88 years	$0.70	4,158,016

The compensation expense related to stock options granted in previous periods under the stock option plan for the six months ended November 30, 2010 was $91,148 (2009 - $84,236).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

10.	Capital stock (continued):

(d)	Warrants:

Changes in the number of warrants outstanding during six month period ended November 30, 2010 are as follows:

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	Nov 30,
(Expiry date)	granted	per share	2009	(Cancelled)	2010	(Cancelled)	2010

104,110 units (August 19, 2008)	104,110	$1.18	104,110	(104,110)	-	-	-

2,602,750 units (August 19, 2010)	2,602,750	$1.18	2,602,750	-	2,602,750	(2,602,750)	-

4,000,000 units (May 9, 2011)	4,000,000	USD $2.10	4,000,000	-	4,000,000	-	4,000,000

3,984,608 units (December 22, 2011)	3,984,608	USD $1.70	3,984,608	-	3,984,608	-	3,984,608

1,000,000 units (December 31, 2016)	1,000,000	USD $1.26	1,000,000	-	1,000,000	-	1,000,000

4,373,913 units (October 5, 2012)	4,373,913	USD $1.50	4,373,913	-	4,373,913	-	4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 9.

The warrants expiring on May 9, 2011, December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

11.	Commitments and contingencies:

(a)	Commitments:

As at November 30, 2010 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period ending May 31: (USD $)

2011 - remaining	$610,000
2012	762,000
2013	381,000
2014	381,000
$2,134,000

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of USD $2,134,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2014.

In addition, as described in note 9 the Company has entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million.

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI) (Note 12) under which the Company is committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

Effective January 8, 2010, the Company entered into two agreements under which the Company may be committed to pay success fees for investment banking and advisory services related to the ongoing evaluation of expressions of interest from third parties regarding the potential partnership, license, or sale of AGGRASTAT®  and/or an investment in the Company. Fees payable under these agreements are contingent on successful completion of one or more of the above mentioned alternatives and have not been accrued at November 30, 2010, In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

Contracts with contract research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at November 30, 2010, the Company has committed to fund further research and development activities under development agreements with CROs. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

11.	Commitments and contingencies (continued):

	(b)	Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

	(c)	Royalties:

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

These royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (Note 9).

	(d)	Contingencies:

In the ordinary course of operating the Company’s business it may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

12.	Related party transactions:

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

Related Party transactions incurred during the six months ended November 30, 2010 and 2009 are as follows:

	November 30, 2010	November 30, 2009

Rent	10,546	32,914
Business and administrative services	145,250	190,500
Clinical research services	41,837	-

In accordance with the above noted contract (Note 11(a)), the Chief Financial Officer's services are provided through a consulting agreement with GVI. In addition, intellectual property, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"). Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

13.	Financial instruments:

The Company has classified its financial instruments as follows:

	November 30, 2010	May 31, 2010

Financial assets:
Cash and cash equivalents (held-for-trading)	307,863	371,262
Accounts receivable (loans and receivables)	380,633	390,923

	688,496	762,185

Financial liabilities:
Accounts payable and accrued liabilities (other financial liabilities)	717,863	1,320,185
Accrued interest on long-term debt (other financial liabilities)	6,860,277	5,469,343
Long-term debt (other financial liabilities)	23,761,917	24,140,199

	31,340,057	30,929,727

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Management cannot reasonably estimate the fair value of the long term debt due to the financial condition of the Company (Note 1) and underlying terms and conditions of the debt agreement (Note 9). The Company has not entered into future or forward contracts as at November 30, 2010.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and cash equivalents, restricted cash and accounts receivable. The carrying amounts of the financial assets represent the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from three customers. At November 30, 2010, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations. The Company assess liquidity risk as high because at November 30, 2010, the Company was in default of the terms of its debt financing obligations (Note 9). The Company continues ongoing discussions with its senior lender to restructure its debt. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. Depending on the outcome of these negotiations the Company may not have sufficient working capital to maintain operations (see note 1).

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see Note 9.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

13.	Financial instruments (continued):

(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency and interest rates, will affect the Company’s earnings or the value of the financial instruments held.

(i) Currency risk:

Currency exchange rate risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of the change in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar denominated cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and long-term debt. The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD $)	November 30, 2010	May 31, 2010

Cash and cash equivalents	$199,947	$256,883
Accounts receivable	334,187	344,406
Accounts payable and accrued liabilities	(1,146,329)	(972,472)
Accrued interest on long-term debt	(6,683,824)	(5,227,817)
Long term debt	(25,000,000)	(25,000,000)

	$(32,296,019)	$(30,599,000)

Based on the above net exposures as at November 30, 2010, assuming that all other variables remain constant, a 5 percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,540,000 (May 31, 2010 - $1,600,000) in the Company’s net loss.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. An increase in 100 basis points in interest rates during the six months ended November 30, 2010, with all other variables held constant, would not have had a material effect on shareholders’ deficiency or net loss. The Birmingham debt has been excluded due to the nature of the interest payments as described in Note 9.

MEDICURE INC.
Interim Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

14.	Management of capital:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (Note 1) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company,upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, granting ofstock options, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company’s overall strategy with respect to capital risk management remains unchanged for the six months ended November 30, 2010.

15.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in three locations; Canada, the United States and Barbados. During the six months ended November 30, 2010, 100 percent of product revenues were generated from sales of AGGRASTAT ® in the United States, which was to seven customers. Customer A accounted for 38 percent, Customer B accounted for 27 percent, Customer C accounted for 26 percent, and the remaining four customers accounted for 9 percent of revenues.

Property and equipment and intangible assets are located in the following countries:

	November 30, 2010	May 31, 2010

Canada	$36,815	$40,871
Barbados	3,980,655	4,397,819
United States	38,758	44,944